Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board hereby announces that, with effect from October 23, 2026, Mr. Haiyang Yu has resigned as a non-executive Director of the Company.

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that, Mr. Haiyang Yu (“Mr. Yu”) has tendered his resignation as a non-executive Director of the Company due to his other business commitments, with effect from October 23, 2026.

Mr. Yu has confirmed that he has no dispute or disagreement with the Board or the Company and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its gratitude to Mr. Yu for his valuable contribution to the Company during his tenure of office.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, October 23, 2026

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Tao Zhang, Mr. Xu Chen, Ms. Yang Mu and Ms. Xiehua Wang as the executive Directors, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.